UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Vitacura 2670, piso 23, Las Condes, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated December 5, 2007

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili

Investor Relations Department

(56-2) 427-3581 or 427-3416

CCU AND NESTLE ENTER INTO A STRATEGIC ALLIANCE

IN THE CHILEAN WATER BUSINESS

(Santiago, Chile, December 5, 2007) CCU and its subsidiary Embotelladoras Chilenas Unidas S.A. (ECUSA) signed an agreement today with Nestle Chile S.A. (Nestle Chile) and its subsidiary Nestle Waters Chile S.A. (Nestle Waters), in which both companies will have ownership in Aguas CCU Nestle Chile S.A. (Aguas CCU Nestle), a subsidiary of ECUSA. This corporation will be the owner of the assets through which CCU developed until today its water business in Chile. These assets are mainly the mineral water brands Cachantun and Porvenir, the water sources with the same names, the purified water brand Glacier, the production plants located in Coinco and Casablanca, equipment and inventories. As part of this association, Nestle Chile, through its related affiliates, will provide Aguas CCU Nestle; with an exclusive and indefinite license for production and sales of the Nestle Pure Life brand.

As part of this association, today Nestle; Waters paid to ECUSA, CCU and other subsidiaries, UF (Unidades de Fomento) 844,651 equivalent to CLP16,474 million, for 20% of the equity of Aguas CCU-Nestle;. In addition, Nestle; has a call option to buy from ECUSA another 29.9% of the shares of Aguas CCU-Nestle;, which can be exercised within 18 months starting today. This option would allow Nestle; to hold in the future 49.9% of the equity of this new entity. Also, CCU, ECUSA, Nestle; Chile and Nestle; Waters made a shareholders agreement for Aguas CCU-Nestle;.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the confectionary industry in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited, Nestle; S.A, Societe des Produits Nestle; S.A. and Nestec S.A. For more information, visit >www.ccu-sa.com<